Exhibit (a)(24)

                               MCI WORLDCOM, Inc.
                                                            CONTACT:

                                                 For Media:       For Investors:
                                                 Robin Halter       Gary Brandt
                                                 MCI WorldCom      MCI WorldCom
                                                +1 202 887 2460   1 601 360 8544



                                  PRESS RELEASE

                        --------------------------------

                               MCI WORLDCOM, INC.
                  ANNOUNCES COMPLETION OF THE TENDER OFFER FOR
                   ORDINARY SHARES AND ADSs OF OZEMAIL LIMITED


         JACKSON, Miss., February 24, 1999-MCI WORLDCOM, Inc. (Nasdaq:WCOM) today announced that it has successfully completed, through its subsidiary UUNET Holdings Australia Pty Limited ("UUNET Australia"), its US$2.20 per share (US$22.00 per ADS) cash tender offer to acquire all the ordinary shares (including shares represented by American Depositary Shares ("ADSs")) of OzEmail Limited (Nasdaq: OZEMY, ASX: OZM).

         UUNET Australia has been advised by the registry and the depositary for the offer that at the expiration of the tender offer at 1:00 A.M., New York City time, on Wednesday, February 24, 1999 and at 5:00 P.M., Sydney time, on Wednesday, 24 February, 1999, 121,538,289 shares (including shares represented by ADSs and/or subject to guarantees of delivery) were validly tendered and not withdrawn which, together with the 21,863,174 ordinary shares already owned by UUNET, represent approximately 96% of the number of ordinary shares outstanding.

         UUNET Australia will make payment for tendered shares on March 1, 1999, three business days after the Expiration Date.

         Pursuant to a modification to the Australian Corporations Law received from the Australian Securities and Investments Commission, UUNET Australia expects, five days after the Expiration Date, to satisfy the 75% (number of registered holders) test under the Australian Corporations Law so that UUNET Australia may proceed to compulsorily acquire ordinary shares (including ordinary shares represented by ADSs) not tendered in the offer.

         Accordingly, UUNET Australia expects to make a further announcement on March 1, 1999 (New York City time) that it intends to exercise its right under the Australian Corporations Law to acquire by compulsory acquisition all OzEmail ordinary shares (including shares represented by ADSs) still outstanding.

         MCI WorldCom is a global communications company with revenue of more than US$30 billion and established operations in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. MCI WorldCom is a premier provider of facilities-based and fully integrated local, long distance, international and Internet services. MCI WorldCom's global networks, including its state-of-the-art pan-European network and transoceanic cable systems, provide end-to-end high-capacity connectivity to more than 38,000 buildings worldwide. For more information on MCI WorldCom, visit the World Wide Web at http://www.mciworldcom.com.